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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No.11)
                      -----------------------------------

                                   HEI, Inc.
                           (Name of Subject Company)
                      -----------------------------------

                              FANT INDUSTRIES INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                      -----------------------------------

                                   404160103
                     (CUSIP Number of Class of Securities)
                      -----------------------------------

                                ANTHONY J. FANT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                           TELEPHONE: (205) 933-1030
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   Copies To:

                             MICHAEL A. KING, ESQ.
                                BROWN & WOOD llp
                             ONE WORLD TRADE CENTER
                            NEW YORK, NY 10048-0557
                           TELEPHONE:  (212) 839-5546
                      -----------------------------------

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     Fant Industries Inc. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.11.

     On April 24, 1998, Fant Industries Inc. filed a definitive proxy statement (the "Definitive Proxy Statement") with the Securities and Exchange Commission in connection with the solicitation of proxies from the shareholders of HEI, Inc. with respect to a special meeting of shareholders. A copy of the Definitive Proxy Statement is filed herewith as Exhibit (a) 18 and is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          The Definitive Proxy Statement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The Definitive Proxy Statement is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.
          The Definitive Proxy Statement is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

          On April 20, 1998, HEI, Inc. (the "Company") filed a complaint against Mr. Fant and Fant Industries Inc. (the "Fant Group") in the federal district court of the District of Minnesota. The complaint alleges violations of the Exchange Act.

          The Company alleges that the Fant Group has violated Sections 14(a), 14(d), and 14(e) and 13(d) of the Exchange Act in the Statement and the amendments thereto, their Schedule 13D filed on February 17, 1998 and the amendments thereto, and certain communications with shareholders of the Company. The Company alleges that the Fant Group has omitted and misrepresented material information to the Company's shareholders relating to the Company, the Fant Group, its tender offer, and its plans for the Company. The Company further alleges that the Fant Group has solicited proxies from shareholders of the Company without complying with the federal proxy rules. The Company seeks an injunctive order for the Fant Group to amend its Schedules 13D and 14D-1 and file corrective Schedule 14A proxy materials. The Company further seeks to enjoin the Fant Group from communicating with shareholders, purchasing tendered shares or soliciting any proxies for 45 days after filing corrective disclosures, or making any false or misleading statements or proxy solicitations. The Fant Group believes that all allegations in the complaint are without merit.

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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a) 18    Definitive Proxy Statement.

(a) 19    Press Release, dated April 24, 1998.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 24, 1998

                              FANT INDUSTRIES INC.

                              By:/s/ Anthony J. Fant
                                 -------------------------------
                                Anthony J. Fant
                                President and Chief Executive Officer
                                Fant Industries Inc.


                                /s/ Anthony J. Fant
                                -------------------------------
                                Anthony J. Fant

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